UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES
Notice of Resolutions at the 59th Ordinary General Meeting of Shareholders
THE 59TH BUSINESS REPORT For the Annual Period Ended March 31, 2005
Pioneer to Issue Share Acquisition Rights to be Granted as Stock Options
Determination of Final Terms of Share Acquisition Rights to be Granted as Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 11, 2005	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:

1.	The English-translated Resolution Notice passed at the 59th Ordinary General Meeting of Shareholders of common stock of the Company held on June 29, 2005.

2.	The English-translated Business Report, for the fiscal year ended March 31, 2005.

3.	The announcement released by the Company to the press in Japan dated June 30, 2005, concerning issue of share acquisition rights for the purpose of granting stock options.

4.	The announcement released by the Company to the press in Japan dated July 8, 2005, concerning the determination of final terms of share acquisition rights to be granted as stock options.

(Translation)

June 29, 2005

To Our Shareholders:

Notice of Resolutions at the 59th Ordinary General Meeting of Shareholders

We take pleasure in informing you that the matters were reported on or acted upon as described hereunder at the 59th Ordinary General Meeting of Shareholders of the Company held on June 29, 2005.

Very truly yours, Kaneo Ito President and Representative Director Pioneer Corporation 4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

Matters reported on:

1.	The Business Report, Balance Sheet and Statement of Operations for the 59th Accounting Period (from April 1, 2004, to March 31, 2005)

2.	Consolidated Balance Sheet, Consolidated Statement of Operations, and Audit Reports for Consolidated Financial Statements by Accounting Auditor and Corporate Auditor

3.	Results of Repurchase of Own Shares Pursuant to the Articles of Incorporation

Matters acted upon:

Agenda Item No. 1. Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 59th Accounting Period

It was approved as proposed to pay a year-end cash dividend at the ratio of 12.5 yen per share of common stock.

Agenda Item No. 2. Election of Thirteen (13) Individuals as Directors

As proposed, Messrs. Kanya Matsumoto, Kaneo Ito, Tamihiko Sudo, Akira Niijima, Hajime Ishizuka, Osamu Yamada, Tadahiro Yamaguchi, Satoshi Matsumoto, Koichi Shimizu, Yoichi Sato, Akira Haeno, Tatsuhiro Ishikawa and Shunichi Sato were elected. All those elected assumed their offices, respectively.

Agenda Item No. 3. Presentation of Retirement Allowance to a Retiring Director

It was approved as proposed to present the retirement allowance to Mr. Takashi Kobayashi, who retired from the office of Director, for his services rendered during his term in office, within a reasonable amount in accordance with the existing regulations of the Company; it was also resolved to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors.

Agenda Item No. 4. Issue of Share Acquisition Rights for the Purpose of Granting Stock Options

It was approved as proposed, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, to issue to directors, executive officers and employees of the Company and directors of its subsidiaries share acquisition rights upon exercise of which a maximum of 350,000 shares of common stock of the Company is to be issued or transferred in lieu of such issuance.

#          #          #

Please be advised that at the Board of Directors’ meeting held after the Shareholders’ Meeting a resolution was made to appoint Mr. Tamihiko Sudo as Executive Vice President and Representative

Director, Mr. Osamu Yamada as Senior Managing Director, and Messrs. Yoichi Sato and Akira Haeno as Managing Directors. All those elected assumed their offices, respectively.

Accordingly, the Company’s Directors and Corporate Auditors are currently as follows:

*	Chairman	Kanya Matsumoto	Managing Director	Akira Haeno
*	President	Kaneo Ito	Director	Tatsuhiro Ishikawa
*	Executive Vice President	Tamihiko Sudo	Director	Shunichi Sato
*	Senior Managing Director	Akira Niijima
*	Senior Managing Director	Hajime Ishizuka	Corporate Auditor (full time)	Makoto Koshiba
	Senior Managing Director	Osamu Yamada	Corporate Auditor (full time)	Shinji Yasuda
	Managing Director	Tadahiro Yamaguchi	Corporate Auditor	Terumichi Tsuchida
	Managing Director	Satoshi Matsumoto	Corporate Auditor	Isao Moriya
	Managing Director	Koichi Shimizu	Corporate Auditor	Keiichi Nishikido
	Managing Director	Yoichi Sato
*	Representative Director

In addition, at the above Board of Directors’ meeting, Messrs. Kaoru Sato, Keiichi Yamauchi and Kazumi Kuriyama were newly elected as Executive Officers, and all those elected assumed their offices, respectively.

Accordingly, the Company’s Executive Officers are currently as follows:

Senior Managing Executive Officer	Masaru Saotome	Executive Officer	Chojuro Yamamitsu
Senior Managing Executive Officer	Kazunori Yamamoto	Executive Officer	Kenji Sato
Senior Executive Officer	Seiichiro Kurihara	Executive Officer	Susumu Kotani
Senior Executive Officer	Masao Kawabata	Executive Officer	Tsutomu Haga
Senior Executive Officer	Yoshio Taniyama	Executive Officer	Kenji Tokuyama
Senior Executive Officer	Hideki Okayasu	Executive Officer	Kaoru Sato
Executive Officer	Buntarou Nishikawa	Executive Officer	Keiichi Yamauchi
Executive Officer	Osamu Takada	Executive Officer	Kazumi Kuriyama
Executive Officer	Sumitaka Matsumura

#          #          #

(TRANSLATION)

THE 59TH BUSINESS REPORT

For the Annual Period Ended March 31, 2005

This is a translation of the original Business Report written in the Japanese language, prepared primarily for the benefit and information of shareholders of the Company’s common stock.

PIONEER CORPORATION
Tokyo, Japan

TO OUR SHAREHOLDERS

During the 59th annual accounting period, ended March 31, 2005, consolidated operating revenue of Pioneer Corporation was ¥733,648 million, up 4.7% over the previous year.

The Company posted net loss of ¥8,789 million, compared with net income of ¥24,838 million recorded in the previous year, due mainly to decreased gross profit margin resulting from intensified price competition for our major products. In addition, impairment losses of carrying value of certain production facilities and losses in connection with withdrawal from the North American cable TV set-top box business were recognized.

Year-end dividend payments were set at ¥12.5 per share of common stock, the same amount as in the previous year. Adding this to the interim dividend paid last December brings the total annual cash dividend to ¥25, the same amount as in the previous year.

The business environment remains severe, characterized by uncertain economic conditions in our major markets — Japan, North America and Europe — lower prices and harsher competition beyond our projections in our major product categories, and exchange rate fluctuations. To cope with the situation and recover profitability quickly, we are advancing cost reduction efforts among the group companies. At the same time, we are focusing our resources in our strategic businesses.

We are reviewing our production system and the reduction of product models to reduce costs on a global scale. In addition, we are reducing inventory in the whole process from parts procurement to marketing through our supply chain management. We will also adjust staffing to more appropriate levels throughout the group companies.

In our plasma display business, competition is getting severer while demand is steadily expanding. To cope, we are integrating our technologies with those of our new manufacturing subsidiary, which joined the Pioneer Group in October 2004, and raising the yield rate and reducing the number of parts. To enhance our products’ competitiveness, we are also reducing product power consumption levels and developing high-quality full-specification high-definition plasma TVs.

In the DVD business, markets for DVD recorders, especially those with hard disk drives (HDDs), and recordable DVD drives for personal computers (PCs) are rapidly growing. On the other hand, prices are getting lower and competition is getting harsher. Therefore, we are speeding up new product development cycles so that our products are more in sync with market trends. We are continuing full-fledged efforts to cut costs and reduce inventory by integrating production from laser pickups to finished products in China. We are also expanding sales of drive units for DVD recorders to other manufacturers on an OEM (original equipment manufacturing) basis.

Our car electronics business aims to widen its lead in the consumer and OEM markets. Our car navigation systems enjoy an excellent reputation in Japan, and we also intend to expand this business in Europe and North America, where our sales of these systems have been steadily growing. In the car audio business, we plan to fortify our strong position with distinctive new products, and maintain our sales drive in such growing markets as China and Central and South America.

We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

June 2005
Tokyo, Japan

Kaneo Ito President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT

Percent of Operating Revenue

Year ended March 31

Home Electronics

This segment includes DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, stereo systems, individual stereo components, equipment for cable TV systems and telephones.

Sales in the Home Electronics segment increased 7.0% to ¥301,228 million from the previous year.

     In Japan, sales rose 11.6% to ¥87,954 million, primarily due to a large increase in sales of plasma displays, including the expansion of our OEM product sales, despite decreased sales of recordable DVD drives for PCs, DVD recorders and audio products.

     Overseas sales also rose 5.2% to ¥213,274 million, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide and recordable DVD drives in Europe and North America, as well as the withdrawal from our cable TV set-top box business in North America.

Car Electronics

This segment includes car stereos, car AV (audio/video) systems, car speakers and car navigation systems.

Sales in the Car Electronics segment increased to ¥303,410 million, up 3.8% from the previous year.

     In Japan, sales decreased 1.2% to ¥120,260 million, influenced by decreased sales of car navigation systems in the consumer market. This offset an increase in sales of car navigation systems in the OEM market, reflecting shifting demand from the consumer market to the OEM market.

     Overseas sales increased 7.4% to ¥183,150 million, due to increased sales of car audio products for the OEM market and car navigation systems in Europe and North America, and of car audio products for the consumer market in Central and South America, despite decreased sales of car audio products for the consumer market in Europe and North America.

Patent Licensing

This segment includes the licensing of patents related to laser optical disc technologies.

Royalty revenue from Patent Licensing decreased 13.4% from the previous year to ¥10,237 million, reflecting the expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Others

This segment includes business-use plasma displays, business-use AV systems, organic light-emitting diode (OLED) display panels, factory automation (FA) systems, and devices and parts.

Sales in this segment increased 2.9% from the previous year to ¥118,773 million.

     In Japan, sales decreased by 14.1% to ¥53,935 million, primarily due to a decrease in sales of OLED display panels and a sales shift from Japan to China of semiconductors for laser pickups, despite an increase in sales of FA systems.

     Overseas, sales were up 23.3% to ¥64,838 million, primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups, and in Asia of speaker devices for cellular phones, despite decreased sales in North America and Europe of plasma displays for business use.

CONSOLIDATED FINANCIAL STATEMENTS

Pioneer Corporation and Subsidiaries

(1)  Consolidated Balance Sheets

	(In millions of yen)

	March 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	¥116,681	¥192,419
Trade receivables, less allowance	132,176	112,055
Inventories	109,015	107,806
Others	69,024	67,508

Total current assets	426,896	479,788

Investments and long-term receivables	28,828	33,725
Property, plant and equipment, less depreciation	210,145	156,201
Intangible assets	24,052	18,966
Other assets	35,246	33,862

Total assets	¥725,167	¥722,542

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	¥33,152	¥23,327
Current portion of long-term debt	19,276	4,510
Trade payables	96,335	79,439
Others	102,407	116,022

Total current liabilities	251,170	223,298

Long-term debt	81,219	89,691
Other long-term liabilities	42,371	58,771
Minority interests	18,168	17,844
Shareholders’ equity:
Common stock	49,049	49,049
Capital surplus	82,735	82,464
Retained earnings	260,556	273,718
Accumulated other comprehensive income (loss)	(47,669)	(61,829)
Treasury stock	(12,432)	(10,464)

Total shareholders’ equity	332,239	332,938

Total liabilities and shareholders’ equity	¥725,167	¥722,542

(2)  Consolidated Statements of Operations

	(In millions of yen except per share information)

	Year ended
	March 31
	2005	2004
Revenues:
Operating revenue:
Net sales	¥723,411	¥689,064
Royalty revenue	10,237	11,821

Total operating revenue	733,648	700,885

Interest income	1,930	1,420
Other income	3,415	504

Total revenues	738,993	702,809

Cost and expenses:
Cost of sales	584,060	487,297
Selling, general and administrative expense	195,693	166,415
Subsidy from the government	(48,697)	—
Interest expense	1,746	2,154
Loss on sale and disposal of fixed assets	40	3,454
Other deductions	6,338	1,641

Total cost and expenses	739,180	660,961

Income (loss) from continuing operations before income taxes	(187)	41,848
Income taxes	4,842	18,587
Minority interest in income of subsidiaries	(692)	(654)
Equity in losses of affiliated companies	(3,068)	(2,244)

Income (loss) from continuing operations	(8,789)	20,363
Income from discontinued operations, net of tax	—	4,475

Net income (loss)	¥(8,789)	¥24,838

Net income (loss) per share:
Basic	¥(50.11)	¥141.58
Diluted	¥(50.11)	¥140.52

(3) Consolidated Statements of Cash Flows

	(In millions of yen)

	Year ended
	March 31
	2005	2004
Operating activities:
Net income (loss)	¥(8,789)	¥24,838
Income from discontinued operations, net of tax	—	(4,475)
Depreciation and amortization	46,990	40,911
Increase in trade receivables	(12,322)	(10,186)
Decrease (increase) in inventories	6,317	(20,707)
Increase in trade payables	4,405	18,989
Increase (decrease) in other accrued liabilities	(10,371)	11,436
Other	(6,284)	(428)

Net cash provided by operating activities	19,946	60,378

Investing activities:
Payment for purchase of fixed assets	(63,866)	(57,978)
Payment for purchase of subsidiary	(34,015)	—
Other	4,365	5,224

Net cash used in investing activities	(93,516)	(52,754)

Financing activities:
Increase in short-term borrowings and long-term debt	4,549	56,071
Dividends paid	(4,386)	(3,947)
Purchase and sales of treasury stock, net	(1,967)	(12)
Decrease in capital-lease obligations	(1,770)	—
Other	(445)	(285)

Net cash provided by (used in) financing activities	(4,019)	51,827

Effect of exchange rate changes on cash and cash equivalents	1,851	(9,512)

Net increase (decrease) in cash and cash equivalents	(75,738)	49,939
Cash and cash equivalents, beginning of year	192,419	142,480

Cash and cash equivalents, end of year	¥116,681	¥192,419

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	The consolidated financial statements include the accounts of the parent company and 125 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	Computation of net income per share is based on Statements of Financial Accounting Standards No.128 “Earning per Share.”

4.	As of the fiscal year under review, the Company changed the format of statements of operations from multiple-step form to single-step form, which shows income before taxes by deducting total expenses from total revenue. Corresponding figures for the previous accounting period have been reclassified accordingly.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Pioneer Corporation — Parent Company Only

(1)  Condensed Balance Sheets

	(In millions of yen)

	March 31
	2005	2004
Assets
Current assets:
Cash	¥40,502	¥73,134
Notes and accounts receivable—trade	51,833	43,582
Marketable securities	11,685	32,685
Inventories	28,018	31,183
Other current assets	41,683	27,781

Total current assets	173,724	208,368

Fixed assets:
Tangible	53,301	42,913
Intangible	29,826	20,075
Investments and others	201,893	190,207

Total fixed assets	285,021	253,196

Total assets	¥458,745	¥461,564

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable—trade	¥52,738	¥40,987
Accrued expenses	40,152	40,953
Other current liabilities	23,611	12,123

Total current liabilities	116,502	94,064
Long-term liabilities	73,237	90,074

Total liabilities	189,740	184,139
Shareholders’ equity	269,005	277,425

Total liabilities and shareholders’ equity	¥458,745	¥461,564

Note:	Accumulated depreciation on tangible fixed assets on March 31, 2005 and 2004 was ¥92,570 million and ¥90,261 million, respectively.

(2)  Condensed Statements of Operations

	(In millions of yen except per share information)

	Year ended March 31
	2005	2004
Net sales	¥485,530	¥469,010
Cost of sales	411,075	373,479
Selling, general and administrative expenses	89,469	85,607

Operating income (loss)	(15,014)	9,923
Non-operating income—net	10,023	6,496

Ordinary income (loss)	(4,991)	16,419
Other income (expenses)—net	1,446	(6,637)

Income (loss) before income taxes	(3,545)	9,782
Income taxes	(3,184)	3,008

Net income (loss)	¥(360)	¥6,774

Net income (loss) per share of common stock	¥(2.06)	¥38.04

(3)  Appropriation of Unappropriated Retained Earnings

	(In millions of yen except per share information)

	Year ended March 31
	2005	2004
Unappropriated retained earnings at the end of the period	¥2,215	¥7,061
Restoration of general reserves	2,129	—

Total	4,344	7,061

To be appropriated as follows:
General reserve	—	—
Dividends	2,180	2,192
	(¥12.5 per share of common stock)	(¥12.5 per share of common stock)
Bonus to directors and corporate auditors	—	100
		(of ¥100, ¥11 is for corporate auditors)

Unappropriated retained earnings carried forward to the next period	¥2,164	¥4,769

Note:	Combined with the interim dividends of ¥12.5 per share of common stock paid on December 3, 2004, the total cash dividends for fiscal year 2005 amounted to ¥25 per share of common stock.

CONDITION OF SHAREHOLDERS AND SHARES

(as of March 31, 2005)

Number of Shares Issued	180,063,836 shares

Note: 5,635,190 shares of treasury stock held by the Company are included.

Distribution of Share-ownership

	Number of	Number of Shares Held
	Shareholders	and its Percent to Total
Financial institutions	131	66,278	thousand	(36.81%)
Securities companies	68	3,180		(1.77)
Other Japanese business corporations	369	4,710		(2.61)
Foreign corporations and individuals	425	66,368		(36.86)
Japanese individuals and others	42,624	39,525		(21.95)

Total	43,617	180,063	thousand	(100.00%)

Note: Japanese individuals and others include 5,635 thousand shares as treasury stock held by the Company.

Top Ten Largest Shareholders

	Number of Shares Held
	and its Percent to Total
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,804	thousand	(7.66%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,666		(6.47)
Societe Generale Paris SGOP/DAI Paris 6Z	10,403		(5.77)
The Bank of Tokyo-Mitsubishi, Ltd.	4,154		(2.30)
Mizuho Bank, Ltd.	4,000		(2.22)
Trust & Custody Services Bank, Ltd.B as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		(2.19)
Kanya Matsumoto	2,935		(1.63)
BNP Paribas Securities (Japan) Limited	2,669		(1.48)
Sumitomo Mitsui Banking Corporation	2,589		(1.43)
Pioneer Employee Share Ownership Plan	2,508		(1.39)

Note: The Company holds 5,635 thousand shares as treasury stock.

Stock Exchange Listings

Tokyo Stock Exchange	New York Stock Exchange
Osaka Securities Exchange	Euronext Amsterdam

Price per Share and Volume of Shares Traded on the Tokyo Stock Exchange

				Volume					Volume
		High	Low	(thousand			High	Low	(thousand
		(yen)	(yen)	shares)			(yen)	(yen)	shares)
	Apr.	2,860	2,385	26,982		Oct.	2,820	2,505	30,938
	May	2,595	2,280	25,405	2003	Nov.	2,825	2,510	21,161
	June	2,355	1,981	23,528		Dec.	2,995	2,645	25,249
	July	2,210	1,980	24,659		Jan.	3,370	2,875	29,718
2002	Aug.	2,260	2,025	31,233		Feb.	3,270	2,930	31,103
	Sept.	2,220	1,900	21,349		Mar.	3,250	2,890	32,572
	Oct.	2,130	1,805	20,215		Apr.	3,390	3,000	32,597
	Nov.	2,430	2,045	32,263		May	3,120	2,660	37,352
	Dec.	2,490	2,150	22,870	2004	June	2,880	2,635	37,811
	Jan.	2,405	2,070	21,562		July	2,850	2,310	30,442
	Feb.	2,600	2,260	33,006		Aug.	2,480	2,215	22,949
	Mar.	2,620	2,390	24,271		Sept.	2,535	2,240	34,245
	Apr.	2,460	2,225	25,507		Oct.	2,430	1,820	41,087
2003	May	2,555	2,290	23,202		Nov.	2,020	1,882	42,410
	June	2,840	2,490	35,912		Dec.	2,070	1,866	38,031
	July	2,970	2,635	31,308		Jan.	2,055	1,890	29,702
	Aug.	2,815	2,515	27,317	2005	Feb.	1,925	1,830	35,266
	Sept.	3,030	2,600	40,815		Mar.	2,015	1,827	43,851

For Immediate Release June 30, 2005

Pioneer to Issue Share Acquisition Rights to be Granted as Stock Options

TOKYO — Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on June 29, 2005, to issue share acquisition rights for the purpose of granting stock options, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, and to the approval at its ordinary general meeting of shareholders held on June 29, 2005.

The terms of the issue are as follows:

Description

(1)	Date of issue of share acquisition rights:

The date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”) is expected to be July 8, 2005.

(2)	Number of share acquisition rights to be issued:

3,151 The number of shares to be issued or transferred in lieu of such issuance upon exercise of each share acquisition right shall be 100.

(3)	Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

315,100 shares of common stock of the Company

(4)	Issue price of share acquisition rights:

No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date (such Issue Date is expected to be July 8, 2005), or (ii) such closing price on the day immediately

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

preceding the Issue Date (such day is expected to be July 7, 2005) (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

(6)	Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

(7)	Issue of certificates for share acquisition rights:

Certificates for share acquisition rights shall be issued only upon request of the holders of share acquisition rights.

(8)	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 436 persons)

References:

1.	Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

April 27, 2005

2.	Date of ordinary general meeting of shareholders to authorize the issue of share acquisition rights:

June 29, 2005

3.	Period during which share acquisition rights may be exercised:

From and including July 2, 2007, to and including June 30, 2010

#          #          #          #          #          #

For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

For Immediate Release July 8, 2005

Determination of Final Terms of
Share Acquisition Rights to be Granted as Stock Options

TOKYO — Pioneer Corporation has announced that today it determined the final terms of share acquisition rights for the purpose of granting stock options as follows, which issue was resolved at the meeting of its board of directors held on June 29, 2005.

Description

(1)	Amount to be paid in per share upon exercise of share acquisition rights:

1,828 yen

(2)	Aggregate amount to be paid in upon exercise of share acquisition rights:

576,002,800 yen

(3)	Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:

914 yen per share

References:

1.	Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

April 27, 2005

2.	Date of ordinary general meeting of shareholders to authorize the issue of share acquisition rights:

June 29, 2005

3.	Date of issue of share acquisition rights:

July 8, 2005

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

4.	Number of share acquisition rights to be issued:

3,151

The number of shares to be issued or transferred in lieu of such issuance upon exercise of each share acquisition right shall be 100.

5.	Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

315,100 shares of common stock of the Company

6.	Issue price of share acquisition rights:

No consideration shall be paid.

7.	Period during which share acquisition rights may be exercised:

From and including July 2, 2007, to and including June 30, 2010

8.	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 436 persons)

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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.